FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

02036938

P.E. 5-1-02

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2002

GUCCI GROUP N.V.

Rembrandt Tower

Amstelplein 1

1096 HA Amsterdam

The Netherlands

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F.......................X..................... Form 40-F..............................

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes...................................No.................X....................

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

Enclosure: Press Release dated May 17,2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GUCCI GROUP N.V.

Dated: May 20, 2002

By: ____________________
Name: Robert S. Singer
Title: Chief Financial Officer

GUCCI

GUCCI GROUP

GUCCI ACQUIRES FULL CONTROL OF TAIWAN OPERATIONS AND INAUGURATES A NEW FLAGSHIP STORE IN TAIPEI

Amsterdam, The Netherlands, May 17, 2002: Gucci Group N.V. (Euronext Amsterdam: GCCI.AS; NYSE: GUC) announced today that it has acquired the remaining stake in Gucci Taiwan Ltd. held by its local partner Tasa Meng Corporation. Gucci Taiwan now operates as a fully owned subsidiary of the Gucci division.

Gucci also announced the inauguration today of a new flagship store in Taipei, located on the corner of Chung-Shan North road and Chang-Chun road. The three-floor, 650 square meters flagship is Gucci's largest store in Taiwan and it complements a retail network of eight directly operated stores in the country.

Conceived by Gucci's Creative Director Tom Ford and interior architect William Sofield, its design is a seamless architectural interpretation of Ford's designs for clothing and accessories and offers the complete range of Gucci product lines. This new store is the first Gucci store in Taiwan to have an area dedicated to fine jewellery.

Domenico De Sole, President and Chief Executive Officer of Gucci Group N.V., said in Taipei today: "*With the opening of this new beautiful flagship store in Taipei, Gucci is further strengthening its retail presence in Taiwan. This market has the potential for further development and we are happy to have now full ownership and control of Gucci's operations in the country. We will continue to grow and nurture the Gucci brand and look for opportunities for other brands in the Group. This year we are investing over Euro 200 million for the opening of new stores for our brands all over the world, including 35 stores in Asia.*"

Gucci Group N.V. is one of the world's leading multi-brand luxury goods companies. Through the Gucci, Yves Saint Laurent, Sergio Rossi, Boucheron, Roger & Gallet, Bottega Veneta, Bédat & Co., Alexander McQueen, Stella McCartney and Balenciaga brands, the Group designs, produces and distributes high-quality personal luxury goods, including ready-to-wear, handbags, luggage, small leather goods, shoes, timepieces, jewelry, ties and scarves, eyewear, perfume, cosmetics and skincare products. The Group directly operates stores in major markets throughout the world and wholesales products through franchise stores, duty-free boutiques and leading department and specialty stores. The shares of Gucci Group N.V. are listed on the New York Stock Exchange and on the Euronext Amsterdam Stock Exchange.

For media inquiries:
Tomaso Galli
Director of Corporate Communications
Gucci Group N.V.
+31 20 462 1700
+39 02 8800 5555

For investors / analysts inquiries:
Cedric Magnelia / Enza Dominijanni
Directors of Investor Relations
Gucci Group N.V.
+31 20 462 1707
+39 055 7592 2456